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EMAIL:  SWOLOSKY@OLSHANLAW.COM
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May 31, 2013

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pan American Goldfields Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed by Vortex Capital Ltd.

Dear Sir or Madam:

The above-referenced Preliminary Proxy Statement has been filed as of the date hereof.  Please contact the undersigned at (212) 451-2333 if there are any questions or comments regarding this filing.

Very truly yours, /s/ Steve Wolosky Steve Wolosky

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